Exhibit 99.3

PRO FORMA VALUATION REPORT

MUTUAL HOLDING COMPANY

STOCK OFFERING

UNITED FINANCIAL BANCORP, INC.

West Springfield, Massachusetts

Dated As Of:

March 4, 2005

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

March 4, 2005

Boards of Directors

United Mutual Holding Company

United Financial Bancorp, Inc.

United Bank

95 Elm Street

West Springfield, Massachusetts 01089

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the Stock Issuance Plan (the “Plan”) described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Description of Stock Issuance Plan

United Mutual Holding Company (the “MHC”) is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in April 2004 in conjunction with the mutual holding company reorganization of United Bank, West Springfield, Massachusetts, (“United Bank”). No stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as United Financial Bancorp, Inc. (“United Financial” or the “Company”) and United Bank became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the “Minority Stock Issuance”) to the Bank’s Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (“ESOP”), Supplemental Eligible Account Holders and Other Depositors. Any shares that are not sold in the Subscription Offering may be offered for sale in a Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering.

The Stock Issuance Plan provides for the establishment of a private foundation (the “Foundation”), which will be a private charitable foundation established in connection with the offering, funded with common stock of the Company along with $150,000 of cash.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209

Boards of Directors

March 4, 2005

Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will continue to own 100% of the outstanding stock of United Bank. The Company’s initial activity will be ownership of its subsidiary, United Bank, investment of the net cash proceeds retained at the holding company level and extending a loan to the ESOP.

RP Financial, LC.

RP Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s, the Company’s and the MHC’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company and the Bank that has included a review of its audited financial information for the years ended December 31, 2000 through December 31, 2004, various unaudited information and internal financial reports through December 31, 2004 and due diligence related discussions with the Bank’s management; Grant Thornton LLP, the Company’s independent auditor; Luse Gorman Pomerenk and Schick, P.C., the Company’s counsel in connection with the plan of stock issuance; and Keefe Bruyette & Woods, Inc., the Company’s financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Company’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company’s primary market area and have compared the Company’s financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-

Board of Directors

March 4, 2005

traded mutual holding companies. We have also considered the expected market for the Company’s public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second-step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company’s representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company’s value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Boards of Directors

March 4, 2005

Valuation Conclusion

It is our opinion that, as of March 4, 2005, the aggregate market value of the Company’s common stock at the midpoint of the valuation range, assuming a full conversion offering and inclusive of shares to be issued to the Foundation, is $153,061,220. Based on the foregoing valuation, the Board has determined to offer 44.59% of the full value for sale in the minority stock offering and issue an additional 2.00% of the total shares issued to the Foundation such that the minority ownership percentage at the conclusion of the transaction will equal 46.59%. The offering and reorganization will thus incorporate the following range of value of stock issuance:

			Shares Held by the Public
	Total Shares	MHC Shares	Sold in the Offering	Foundation Shares
Shares(1)
Supermaximum	20,242,347	10,811,438	9,026,063	404,846
Maximum	17,602,040	9,401,250	7,848,750	352,040
Midpoint	15,306,122	8,175,000	6,825,000	306,122
Minimum	13,010,204	6,948,750	5,801,250	260,204

Distribution of Shares(2)
Supermaximum	100.00%	53.41%	44.59%	2.00%
Maximum	100.00%	53.41%	44.59%	2.00%
Midpoint	100.00%	53.41%	44.59%	2.00%
Minimum	100.00%	53.41%	44.59%	2.00%

Aggregate Market Value
Supermaximum	$202,423,470	$108,114,380	$90,260,630	$4,048,460
Maximum	$176,020,400	$94,012,500	$78,487,500	$3,520,400
Midpoint	$153,061,220	$81,750,000	$68,250,000	$3,061,220
Minimum	$130,102,040	$69,487,500	$58,012,500	$2,602,040

(1)	Based on offering price of $10.00 per share.

(2)	Assumes that 44.59% of the total shares issued are sold to the public and assumes that 2.00% of the total shares outstanding are issued to the Foundation.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of United Financial Bancorp, Inc. as of December 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Board of Directors

March 4, 2005

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
CEO and Managing Director

/s/ James J. Oren
James J. Oren
Senior Vice President

RP Financial, LC.

TABLE OF CONTENTS

UNITED FINANCIAL BANCORP, INC.

West Springfield, Massachusetts

DESCRIPTION	PAGE NUMBER
CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Current Organizational Structure	1.1
Stock Issuance Plan	1.1
Establishment of a Charitable Foundation	1.2
Strategic Overview	1.2
Balance Sheet Trends	1.5
Income and Expense Trends	1.9
Interest Rate Risk Management	1.13
Lending Activities and Strategy	1.14
Asset Quality	1.17
Funding Composition and Strategy	1.18
Subsidiaries and Other Activities	1.19
Legal Proceedings	1.20

CHAPTER TWO MARKET AREA

Introduction	2.1
National Economic Factors	2.2
Market Area Demographics	2.6
Local Economy	2.8
Competition	2.11
Summary	2.11

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Basis of Comparison	3.2
United Financial’s Peer Group	3.3
Financial Condition	3.6
Income and Expense Components	3.9
Loan Composition	3.13
Credit Risk	3.13
Interest Rate Risk	3.16
Summary	3.18

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TABLE OF CONTENTS

UNITED FINANCIAL BANCORP, INC.

West Springfield, Massachusetts

(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.1
Valuation Analysis	4.3
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.5
3. Asset Growth	4.6
4. Primary Market Area	4.7
5. Dividends	4.8
6. Liquidity of the Shares	4.9
7. Marketing of the Issue	4.10
A. The Public Market	4.10
B. The New Issue Market	4.14
C. The Acquisition Market	4.15
8. Management	4.17
9. Effect of Government Regulation and Regulatory Reform	4.17
Summary of Adjustments	4.17
Basis of Valuation – Fully-Converted Pricing Ratios	4.18
Valuation Approaches: Fully-Converted Basis	4.19
1. Price-to-Earnings (“P/E”)	4.22
2. Price-to-Book (“P/B”)	4.23
3. Price-to-Assets (“P/A”)	4.26
Comparison to Recent Offerings	4.26
Valuation Conclusion	4.27

RP Financial, LC.

LIST OF TABLES

UNITED FINANCIAL BANCORP, INC.

West Springfield, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.6
1.2	Historical Income Statements	1.10

2.1	Summary Demographic Data	2.7
2.2	Market Area Employers	2.9
2.3	Primary Market Area Employment Sectors	2.10
2.4	Market Area Unemployment Trends	2.10
2.5	Deposit Summary	2.12

3.1	Peer Group of Publicly-Traded Thrifts	3.5
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.10
3.4	Loan Portfolio Composition Comparative Analysis	3.14
3.5	Credit Risk Measures and Related Information	3.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.17

4.1	Market Area Unemployment Rates	4.8
4.2	Recent Conversion Pricing Characteristics	4.16
4.3	Valuation Adjustments	4.18
4.4	Calculation of Implied Per Share Data	4.20
4.5	Derivation of Estimated Core Net Income	4.22
4.6	MHC Institutions – Implied Pricing Ratios, Full Conversion Basis	4.24
4.7	Pricing Table: MHC Public Market Pricing	4.25

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Page 1.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

United Financial serves the southern portion of western Massachusetts through the main office and ten branch offices. The Company’s branch network covers a two county market area of Hampden County (nine branches) and Hampshire County (one branch). A map of the Company’s branch offices is provided in Exhibit I-1. The Company’s wholly-owned subsidiary, United Bank, is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2004, United Financial had $772.0 million in assets, $613.7 million in deposits and consolidated equity of $62.3 million, equal to 8.1% of total assets, all of which was tangible capital. United Financial’s audited financial statements are included by reference as Exhibit I-2.

Current Organizational Structure

In February 2004, the Bank reorganized from a Massachusetts chartered mutual cooperative bank to a federally chartered mutual savings bank. In April 2004, United Bank reorganized into the two-tier mutual holding company structure. In conjunction with the reorganization, the MHC was formed and concurrently was issued all the capital stock of the Company. At the same time, the Bank converted to a federally-chartered stock savings bank with the Company owning all of its outstanding stock. No stock was issued publicly pursuant to the reorganization. The Bank transferred $150,000 of retained earnings to the MHC as an initial capitalization. The Company is a unitary savings and loan holding company and conducts its operations primarily through the Bank. Operations of the Company and MHC have been minimal to date, except for owning the common stock of their respective subsidiaries.

Stock Issuance Plan

On December 23, 2004, the Board of Directors of United Financial adopted a stock issuance plan (the “plan”). Pursuant to the plan, United Financial will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent

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Page 1.2

with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will continue to own 100% of the Bank’s outstanding stock. The Company’s initial activity will be ownership of its subsidiary, United Bank, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the employee stock ownership plan (“ESOP”). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Establishment of a Charitable Foundation

In order to enhance the Company’s historically strong service and reinvestment activities in the local community, the Stock Issuance Plan provides for the establishment of the United Charitable Foundation (the “Foundation”), which will be a private charitable foundation established funded by a cash and stock contribution. The stock component will be equal to 1.96% of the total number of shares to be issued following the conversion, inclusive of shares issued to the public, the MHC, and the Foundation. The Bank will also make a cash contribution of $150,000 to the Foundation. The dilutive impact of the contribution has been factored into the pro forma valuation.

Strategic Overview

The primary aspects of the Company’s business strategy include operating as a community oriented financial institution, with United Financial striving to meet the banking and personal financial services needs of the communities in which it operates. The Company’s operating strategy includes the goal of expanding the branch office network. The newest branch office facility was opened in 2002. Currently operating from eleven offices, the Company intends to continue to evaluate new branch opportunities, which could be gained through either acquisition of other financial institutions or through de novo branching. This would permit expansion of the primary market area and allow for a higher level of service to current and new

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Page 1.3

customers. United Financial also has in place a strategy to increase lending activities in the areas of commercial real estate and commercial and industrial lending, as a means of increasing revenue. A recent hire of an experienced commercial lender is expected to provide for additional lending volume. The additional capital raised as part of the mutual holding company offering will also permit the Bank to originate larger balance loans and service borrowers with larger lending needs.

The Company’s strategies also include programs to maintain low levels of non-performing assets, through adequate lending policies and procedures, along with sufficient dedication to asset management and collection efforts. Furthermore, United Financial intends to increase the level of lower cost core deposits, including non-interest bearing checking accounts, primarily through bundling various retail deposit accounts together for customers, and reducing fees assessed in connection with these bundled accounts. The core deposit accounts are beneficial from an interest cost and interest rate risk management perspective. Finally, United Financial intends to continue increasing and diversifying the sources of non-interest income. Current sources include the United Financial Services Group, a division of the Bank, which offers customers a complete range of non-deposit investment products and financial planning services, including mutual funds, debt, equity and government securities, insurance products, fixed and variable annuities financial planning and estate planning services.

Over the past several years, the Company has been successful in expanding the balance sheet, including the balance of loans receivable, funded with increases in both retail deposits and borrowed funds. Net income has been supported by the asset growth, which has leveraged the existing expense base, resulting in a declining operating expense ratio. The eleven branch retail deposit offices contain an average of $56 million of deposits per office, providing a beneficial economy of scale in terms of operating costs. A relatively strong loans-to-assets ratio, in excess of 70%, has enhanced revenue. In recent periods, the Company’s net interest margin has come under some downward pressure, as the result of the use of longer term borrowed funds as a funding source, along with the recent increases in shorter term interest rates. Non-interest income has been diversified by affiliations with other financial services providers.

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Page 1.4

The Company’s Board of Directors has elected to complete a public stock offering to improve the competitive position of United Financial. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of United Financial. The additional capital realized from stock proceeds will increase liquidity and leverage capacity to support funding of future loan growth and other interest-earning assets. United Financial’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Company’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company’s future funding needs, which may facilitate a reduction in United Financial’s funding costs. Additionally, United Financial’s higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets, including the possible extension of the branch network into nearby markets in northern Connecticut. The Company will also be positioned better to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Company has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds are highlighted below.

•	United Financial. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•	United Bank. At least 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund growth of loans and investments.

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Page 1.5

Overall, it is the Company’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with United Financial’s operations. The Company has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity (“ROE”), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Company’s historical balance sheet data for the past five fiscal years. From December 31, 2000 to December 31, 2004, United Financial’s assets increased at an 8.9% annual rate. Asset growth was channeled into both the loan and investment securities portfolio, and funded with deposits, borrowings and retained earnings. A summary of United Financial’s key operating ratios for the past five fiscal years is presented in Exhibit I-3.

United Financial’s loans receivable portfolio increased at a 7.1% annual rate from year end 2000 through December 31, 2004, with the highest portion of the growth realized during 2004. The growth for fiscal 2004 was due to continued strong demand for loans in the local market area served, given the low interest rate environment, along with the strategy of retaining essentially all loan originations for portfolio. The Company has also recently added an additional loan officer to generate increased loan originations for portfolio. Growth was recorded in most loan types, including commercial real estate and commercial and industrial loans. Overall, the loans receivable balance increased from $432.2 million at year end 2000 to $569.2 million at year end 2004. The stronger asset growth rate compared to the loan growth rate served to decrease the loans-to-assets ratio slightly, from 78.6% at year end 2000 to 73.7% at December 31, 2004. United Financial’s increasing emphasis on commercial real estate mortgage, commercial and industrial and construction lending is reflected in its loan portfolio composition, as these three loan types totaled 39.0% of total loans receivable at December 31, 2004, versus 34.7% as of year end 2000. Over the same time period, 1-4 family permanent residential loans, including home equity and home equity lines of credit, have remained relatively stable at 58% of total loans receivable. Automobile loans have declined as a proportion of the loan portfolio since 2000, from 7.1% of loans to the current 3.0% at December 31, 2004.

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Page 1.6

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Page 1.7

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting United Financial’s overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five fiscal years, the Company’s level of cash and equivalents ranged from 6.2% of assets at December 31, 2002 to 2.2% of assets at December 31, 2003, and totaled $23.2 million, or 3.0% of assets at December 31, 2004. Cash and cash equivalents are maintained for liquidity purposes for use in daily business operations. Investment securities (inclusive of FHLB stock) ranged from a high of 27.8% of assets at year end 2003 to a low of 14.7% of assets at December 31, 2000. Mortgage-backed securities (“MBS”) comprise the most significant component of the Company’s investment portfolio, with the portfolio consisting substantially of securities guaranteed or insured by a federal agency or government sponsored enterprises (“GSEs”). As of December 31, 2004, the portfolio consisted of $101.7 million of pass through certificates issued by Fannie Mae, Freddie Mac and Ginnie Mae. All of the MBS were classified as available-for-sale, and the estimated fair value of such assets was approximately $530,000 less than the amortized cost on the Company’s books. At December 31, 2004, 48.1% of the MBS were backed by adjustable rate mortgage loans, while 51.9% were backed by fixed rate mortgage loans. MBS are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with United Financial’s investment philosophy.

Beyond the Company’s investment in MBS, investment securities held by the Company at December 31, 2004 consisted of U.S. Government and agency obligations ($35.1 million), corporate bonds ($15.3 million), equity securities ($0.3 million) and FHLB stock ($6.0 million). To facilitate management of interest rate risk, all of these investments mature or reprice within five years and these investments are maintained as available for sale. United Financial also maintains a small balance of securities classified as held-to-maturity, including $1.4 million of industrial revenue bonds and $1.1 million of municipal bonds. The industrial revenue bonds are issued by the Massachusetts Health and Educational Facilities Authority. As of December 31, 2004, the market value of the Company’s held-to-maturity investment portfolio was essentially equal to the carrying value. Exhibit I-4 provides historical detail of the Company’s investments.

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Page 1.8

The Company also maintains an investment in bank-owned life insurance (“BOLI”) policies, which cover the lives of the Company’s senior officers and directors and are carried on the books as Cash Surrender Value of Life Insurance. The purpose of the investment is to provide funding for employee and director benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of December 31, 2004, the cash surrender value of the Company’s BOLI equaled $5.7 million, and this has increased the level of non-interest income, while at the same time reducing interest income sources.

Over the past five fiscal years, United Financial’s funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. As shown in Table 1.1, from year end 2000 through December 31, 2004 the Company’s deposits increased at an annual rate of 7.6%. The slightly higher asset growth rate resulted in a decline in the ratio of deposits-to-assets from 83.3% at year end 2000 to 79.5% at December 31, 2004. Transaction and savings accounts equaled 58.8% of the Company’s total deposits at December 31, 2004, versus a comparable ratio of 59.5% at year end 2000. Non-interest bearing demand accounts and regular savings accounts have been the largest source of deposit growth for the Company since year end 2000. At December 31, 2004, these two account types comprised the largest component of the Company’s transaction and savings account deposits. Specifically, non-interest bearing demand accounts and regular savings accounts totaled $193.9 million, equal to 53.8% of the Company’s total transaction and savings account deposits.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support control of deposit costs. In the recent past, the Company has utilized borrowings in conjunction with the retention of longer term fixed rate residential loans in portfolio, match-funding a portion of the fixed rate residential loan production in order to assist in managing interest rate risk. The Company’s borrowings-to-assets ratio increased from 8.6% at year end 2000 to 11.8% at December 31, 2004. The Company’s use of borrowings has generally been limited to FHLB advances, along with a smaller balance of collateralized repurchase agreements. The Company held $91.0 million of borrowed funds at December 31, 2004, which consist of both shorter term borrowings of less than three year terms, along with longer term borrowings, with terms exceeding five years.

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Page 1.9

Since year end 2000, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 11.2% for the Company. Capital growth outpaced the Company’s asset growth rate, as United Financial’s equity-to-assets ratio increased from 7.4% at year end 2000 to 8.1% at December 31, 2004. All of the Company’s equity was tangible. The addition of stock proceeds will serve to strengthen the Company’s capital position and competitive posture within its market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five fiscal years. The Company reported positive earnings over that time period, ranging from a high of 0.86% of average assets in fiscal 2003 to a low of 0.73% of average assets during the most recent fiscal year ended December 31, 2004. In general, the Company has reported relatively consistent earnings, on a return on average assets basis, over the past five years. This has been largely attributable to success in efficient growth of the asset base of the Company, which has reduced the operating expense ratio. At the same time, United Financial has experienced a decline in the level of net interest income in the low interest rate environment that has existed in the past several years. Net interest income and operating expenses represent the primary components of United Financial’s core earnings. Non-interest operating income is a less a significant contributor to the Company’s core earnings, but has been a source of supporting earnings growth. The amount of loan loss provisions established over the past five fiscal years has varied, but in general loss provisions have not been a significant factor in the Company’s earnings. Gains and losses on investment securities and the sale of loans have been inconsistent factors in the Company’s earnings over the past five years.

United Financial maintained a relatively strong net interest income ratio throughout the period shown in Table 1.2, reflecting the yield-cost spreads maintained in the balance sheet (see Exhibit I-5). Over the past five years, the Company’s net interest income to average assets ratio ranged from a high of 3.50% during 2001 and 2002 to a low of 3.25% during 2004. The general decline in the net interest income ratio has resulted from a more significant decline in the interest

Table 1.2

United Financial Bancorp, Inc.

Historical Income Statements

	For the Fiscal Year Ended December 31,
	2000		2001		2002		2003		2004
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	$36,925	7.23%	$38,505	6.80%	$36,345	5.88%	$34,127	4.97%	$36,795	4.86%
Interest Expense	(20,142)	-3.95%	(18,686)	-3.30%	(14,703)	-2.38%	(11,583)	-1.69%	(12,148)	-1.60%

Net Interest Income	$16,783	3.29%	$19,819	3.50%	$21,642	3.50%	$22,544	3.29%	$24,647	3.25%
Provision for Loan Losses	(535)	-0.10%	(614)	-0.11%	(398)	-0.06%	(294)	-0.04%	(983)	-0.13%

Net Interest Income after Provisions	$16,248	3.18%	$19,205	3.39%	$21,244	3.44%	$22,250	3.24%	$23,664	3.12%
Gain on Sale of Loans	$57	0.01%	$375	0.07%	$503	0.08%	$78	0.01%	$14	0.00%
Other Income	$3,193	0.63%	$3,958	0.70%	$4,056	0.66%	$4,743	0.69%	$4,769	0.63%
Operating Expense	(13,651)	-2.67%	(15,602)	-2.76%	(16,971)	-2.75%	(17,785)	-2.59%	(18,522)	-2.45%

Net Operating Income	$5,847	1.15%	$7,936	1.40%	$8,833	1.43%	$9,286	1.35%	$9,925	1.31%

Gain(Loss) on Sale of Securities	$321	0.06%	($232)	-0.04%	$88	0.01%	$531	0.08%	$122	0.02%
Gain(Loss) on Trading Securities	0	0.00%	187	0.03%	(461)	-0.07%	0	0.00%	0	0.00%
Gain(Loss) on Other Assets	0	0.00%	0	0.00%	0	0.00%	0	0.00%	2	0.00%
Write-off of Conversion Expenses	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(693)	-0.09%

Net Non-Operating Income/(Expense)	$321	0.06%	($45)	-0.01%	($373)	-0.06%	$531	0.08%	($569)	-0.08%
Net Income Before Tax	$6,168	1.21%	$7,892	1.39%	$8,460	1.37%	$9,817	1.43%	$9,356	1.24%
Income Taxes	(2,390)	-0.47%	(3,078)	-0.54%	(3,270)	-0.53%	(3,917)	-0.57%	(3,828)	-0.51%

Net Income (Loss)	$3,778	0.74%	$4,814	0.85%	$5,189	0.84%	$5,900	0.86%	$5,528	0.73%

Adjusted Earnings:
Net Income	$3,778	0.61%	$4,814	0.85%	$5,189	0.84%	$5,900	0.86%	$5,528	0.73%
Add(Deduct): Non-Operating (Inc)/Exp	(321)	-0.05%	45	0.01%	373	0.06%	(531)	-0.08%	569	0.08%
Tax Effect	124	0.02%	(17)	0.00%	(144)	-0.02%	212	0.03%	(233)	-0.03%

Adjusted Earnings:	$3,581	0.58%	$4,841	0.85%	$5,418	0.88%	$5,581	0.81%	$5,864	0.77%

Expense Coverage Ratio	122.9%		127.0%		127.5%		126.8%		133.1%
Efficiency Ratio	68.3%		65.6%		66.0%		65.2%		63.0%
Effective Tax Rate	38.7%		39.0%		38.7%		39.9%		40.9%

(1)	Ratios are as a percent of average assets.

Source: Audited financial statements and RP Financial calculations.

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income ratio compared to the interest expense ratio. The less significant decline in the interest expense ratio was in part attributable to asset growth being funded by higher costing long term borrowings and the recent increases in interest rates, in particular short-term interest rates, since the Federal Reserve began raising interest rates in mid-2003. The Federal Reserve action has resulted in a flattening of the yield curve, limiting increases in yields earned on longer-term assets. Overall, the Company’s interest income ratio declined from 6.80% of average assets during 2001 to 4.86% of average assets during fiscal 2004, a decline of 196 basis points. Comparatively, over the same time period, the Company’s interest expense ratio declined from 3.30% of average assets to 1.60% of average assets, a decline of 170 basis points. The Company’s historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has remained a noticeable earnings contributor for the Company over the past five years, with the dollar amount of such income increasing at a slightly lower rate than assets. The primary source of non-interest operating income for the Company consists of fees and service charges on the retail deposit base, and this source of income has increased over time with the increase in the deposit balances. The Company also earns income from the increased cash surrender value of the BOLI, and other miscellaneous income from banking services for customers, including subsidiary operations that include insurance products and other personal financial services products. Non-interest income from traditional sources, such as deposit account fees and service charges, has been limited to an extent as the Company has kept deposit account fees low as a marketing tool. Over the past five years, non-interest operating income ranged from a low of 0.63% of average assets during 2000 and 2004 to a high of 0.70% of average assets during 2001. The decline in non-interest operating income as a percent of average assets was mostly due to increased use of borrowed funds, which increase the asset base, but do not provide sources of non-interest income in the form of deposit fees.

Operating expenses represent the other major component of the Company’s earnings, ranging from a low of 2.45% of average assets during 2004 to a high of 2.76% of average assets during 2001. The comparatively lower operating expense ratios recorded since fiscal 2001 reflect continued asset growth of the Company along with efficient management of growth in operating expenses. Expenses were increased in fiscal 2002 due to the opening of an additional

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branch office location, and overall expenses have increased due to inflationary increases in personnel costs and other operating costs. Upward pressure will be placed on the Company’s operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Company’s capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Company’s net interest income ratio and operating expense ratio since fiscal 2000 reflect an improvement in core earnings, as indicated by the Company’s expense coverage ratio (net interest income divided by operating expenses). United Financial’s expense coverage ratio equaled 1.23 times in 2000, versus a comparable ratio of 1.33 times for fiscal 2004. The improvement in the expense coverage ratio was the result of a decline in the operating expense ratio, offset in part by a smaller decline in the net interest income ratio. Similarly, United Financial’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 63.0% in 2004 was more favorable than the 68.3% efficiency ratio maintained for fiscal 2000.

Over the past five fiscal years, maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Company ranged from a low of 0.04% of average assets during 2003 to a high of 0.13% of average assets during 2004. The higher loss provisions established during 2004 was related to growth of the loan portfolio, along with higher classified loans and non-performing loans. As of December 31, 2004, the Company maintained valuation allowances of $5.8 million, equal to 1.00% of net loans receivable and 151.96% of non-accruing loans. Exhibit I-6 sets forth the Company’s loan loss allowance activity during the past five and three-quarter fiscal years.

Non-operating gains and losses generally have not been a significant factor in the Company’s earnings, and have consisted of gains on the sale of loans, gains and losses on the sale of investment securities, and a one-time write-off of charter conversion related expenses in 2004. Gains on the sale of loans reached a high of $0.5 million or 0.08% of average assets in 2002, and totaled only $14,000 in 2004, with the recent low level due to the Company’s strategy

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of retaining loans in portfolio. Gains or losses on investment securities have also had a moderate impact on the income statement, and totaled a gain of $0.1 million for fiscal 2004, or 0.02% of average assets. Finally, during fiscal 2004, the Company expended approximately $0.7 million in connection with the charter conversion activities of the Bank, along with the formation of the Company and the MHC. These expenses, along with the gains and losses realized from the sale of investment securities are not considered to be part of the Company’s core earnings, given the volatile and non-recurring nature of such income.

The Company recorded an effective tax rate of 40.9% for 2004, a rate that was in line with recent historical trends. As set forth in the prospectus, the Company’s effective statutory tax rate equals 40%.

Interest Rate Risk Management

The Company’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of December 31, 2004, the Net Portfolio Value (“NPV”) analysis provided by the OTS indicated that a 200 basis point instantaneous and sustained increase in interest rates would result in a 24% decline in the Company’s NPV (see Exhibit I-7). United Financial utilizes the services of an outside advisor to provide certain analyses of interest rate risk positions.

The Company implements certain strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through investing in adjustable rate mortgage-backed securities, diversifying into adjustable rate and shorter-term commercial real estate loans, construction loans, commercial and industrial loans, and consumer loans, including automobile loans. The Company’s interest rate risk position is made less favorable by the current strategy of retaining for portfolio long term fixed rate residential loan originations.

As of December 31, 2004, of the Company’s total loans due after December 31, 2005, ARM loans comprised 34.6% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through longer term FHLB

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advances that are “match funded” with longer term fixed rate residential mortgage loan originations. The Company has also offered attractive rates on certain longer term time deposits in low and declining interest rate environments and emphasized growth of lower cost and less interest rate sensitive transaction and savings accounts.

The infusion of stock proceeds will serve to reduce the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

United Financial’s lending activities have traditionally emphasized 1-4 family permanent mortgage loans (including home equity loans and home equity lines of credit), and such loans continue to comprise the largest component of the Company’s loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans, commercial and industrial loans, construction loans and consumer loans. Going forward, the Company’s lending strategy is to pursue further diversification of the loan portfolio. However, the origination and purchase of 1-4 family permanent mortgage loans is expected to remain as the Company’s most prominent lending activity. Exhibit I-9 provides historical detail of United Financial’s loan portfolio composition over the past five fiscal years and Exhibit I-10 provides the contractual maturity of the Company’s loan portfolio by loan type as of December 31, 2004.

United Financial originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, and the current practice is to retain substantially all originations for its own portfolio. Such loans totaled $256.1 million, or 44.6% of total loans as of December 31, 2004. For residential lending activities, the Company typically requires a loan-to-value (“LTV”) ratio of 80% or less for 1-4 family loans, but will lend up to a 95% LTV ratio with private mortgage insurance (“PMI”). The substantial portion of the Company’s 1-4 family permanent mortgage loans are underwritten to secondary market guidelines, and they follow policies and procedures specified by Fannie Mae. In the current interest rate environment, most of the Company’s 1-4 family lending volume consists of fixed rate loans. Fixed rate residential loans are originated

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with terms of up to 30 years, and are generally obtained through in-house loan representatives, existing or past customers and referrals. ARM loans offered by the Company include loans with initial repricing terms of one, three, five, seven or ten years that are indexed to one-year U.S. Treasury Constant Maturity, with a higher initial rate applied to loans with longer repricing terms. After the initial repricing period, the ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Adjustable rate mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment of up to 6%.

The Company also offers home equity loans and home equity lines of credit (“HELOCs”), secured by 1-4 family residences in the local market area. At December 31, 2004, such loans totaled $74.7 million, or 13.0% of total loans. The combined LTV ratio for these home equity loan products is generally limited to 80%. Home equity loans are offered with fixed and variable rate of interest and terms of up to 20 years. HELOCs are adjustable rate loans which are indexed to the prime rate.

United Financial offers its own first-time homebuyer loan program, which offers qualified individuals fixed and adjustable rate mortgage loans with discounted interest rates and reduced loan origination fees. Such loans are originated in amounts up to 100% of the property’s appraised value or sale price. PMI is required for loans with LTV’s in excess of 80%. The Company also offers FHA/VA loans, and loans originated under the Massachusetts Housing Finance Agency, the Hampden County Municipal Employee Loan Program, and the Pioneer Valley Transit Authority Ride the Bus loans. These loan programs all provide residential mortgage loans to qualified individuals, with higher allowable LTV’s.

The second largest loan type in United Financial’s loan portfolio consists of commercial real estate loans, along with a smaller balance of loans secured by multi-family property. These loans are generally secured by industrial properties, small office buildings, hotels, motels, recreational and retail facilities and other non-residential properties. Commercial real estate and multi-family loans totaled $137.8 million, or 24.0% of total loans as of December 31, 2004, an increase from $105.8 million as of December 31, 2000. United Financial originates commercial real estate and multi-family loans up to a maximum LTV ratio of 85% and requires a minimum debt-coverage ratio of 1.2 times. Loan terms typically provide for up to 25-year amortizations, with a shorter balloon or repricing term, with the loans generally indexed to the prime rate of

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interest. At December 31, 2004, the Company’s largest commercial real estate or multi-family loan was a $5.1 million loan located in northern Connecticut and secured by commercial real estate. This loan was performing in accordance with its original terms at December 31, 2004. Growth of commercial real estate and multi-family loans is expected to continue to be an area of lending emphasis for the Company, in which most of the growth will be realized through continued originations by in-house loan personnel.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences and multi-family and commercial properties. As of December 31, 2004, United Financial’s outstanding balance of residential property construction loans totaled $12.8 million, while commercial construction loans totaled $17.0 million. Total construction loans represented 5.2% of total loans as of December 31, 2004. Construction loans extended for 1-4 family properties are originated to both experienced local developers in the primary market area and individuals for the construction of their personal residences. The loans are generally construction/permanent loans offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. Commercial real estate and multi-family construction loans are generally subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a LTV ratio of 80% based on the lesser of the appraised value of the property or cost of construction.

United Financial also originates land loans to local individuals, contractors and developers for the purpose of making improvements on land for developing the land for sale. Land loans to individuals have LTVs of no more than 70% and are written with fixed interest rates with a maximum three year term and a balloon payment at the end of the loan term. Land loans to developers are limited to an LTV of 65%, can have fixed or adjustable interest rates and maximum three year terms.

Similar to the emphasis on commercial real estate lending, United Financial has also recently emphasized originations of commercial and industrial loans in the local market area. At December 31, 2004, such loans totaled $56.3 million, or 9.8% of total loans, an increase from $30.6 million, or 7.0% as of December 31, 2000. The Company offers fixed and adjustable rate

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commercial business loans and lines of credit to small and medium sized companies in its market area, with the maximum loan size limited by the Company’s loans-to-one borrower limit, which was $13.4 million at December 31, 2004. The commercial business loan portfolio consists primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. The Company generally requires personal guarantees of the business principals.

The Company’s diversification into non-mortgage loans for consumers consists primarily of automobile loans and a minor amount of other miscellaneous consumer loans. As of December 31, 2004, the automobile loan portfolio totaled $17.5 million or 90.4% of the consumer loan portfolio. Automobile loans are offered with terms of up to 60 months, with interest rates the same for both new and used automobiles. The maximum LTV is 100% for new automobile loans, while used automobile loans are limited to the “loan value” of the vehicle as established by industry guides. Other types of consumer loans offered by the Company consist substantially of secured and unsecured personal loans, motorcycle loans and motor home loans, boat loans and pool and spa loans. As of December 31, 2004, the other consumer loan portfolio totaled $1.9 million.

Due to adequate lending opportunities in the communities served by the Company, and since the Company generally retains loans for portfolio, United Financial has not engaged in loan purchases in recent years. Exhibit I-11 provides a historical summary of the Company’s lending activities. Consistent with its strategy, 1-4 family permanent mortgage and home equity lending, while comprising the largest portion of loan originations over this time frame, have been declining as a percent of total loan originations. Specifically, during fiscal 2004, permanent 1-4 family mortgage loan originations totaled $107.8 million (37% of total originations), versus 50% of originations in fiscal 2002. Originations of commercial mortgage, commercial and industrial, and construction loans have all increased in the past three fiscal years, reflecting the Company’s lending diversification strategy.

As reflected in Exhibit I-11, no loan purchases, and only limited amounts of loan sales have been completed since fiscal 2002, as the Bank is primarily a portfolio lender. Loan sales ranged from a high of $33.9 million in fiscal 2002, to a low of $5.2 million in fiscal 2004.

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Asset Quality

The Company’s conservative lending practices have generally supported favorable credit quality measures. Over the past five fiscal years, United Financial’s balance of non-performing assets ranged from a high of 0.58% of assets at year end 2000 to a low of 0.17% of assets at December 31, 2002. As shown in Exhibit I-12, the Company’s balance of non-performing assets at December 31, 2004 consisted of $3.8 million of non-accruing loans, equal to 0.49% of total assets. The non-accruing loan balance included loans secured by residential real estate, commercial real estate and commercial and industrial assets.

To track the Company’s asset quality and the adequacy of valuation allowances, United Financial has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board of Directors. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets, and to replace loan charge-offs. The required level of valuation allowances is based on historical loss experience, the types and amounts of loans in portfolio, adverse situations that may affect borrower’s ability to repay, estimated values of underlying collateral, peer group information and prevailing economic conditions. As of December 31, 2004, the Company maintained valuation allowances of $5.8 million, equal to 1.00% of net loans receivable and 151.96% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently been the Company’s primary source of funds, and at December 31, 2004 deposits equaled 87.1% of United Financial’s interest-bearing funding composition. As of December 31, 2004, deposits totaled $613.7 million, which reflects 7.6% compounded annual growth since the end of fiscal 2000. Exhibit I-13 sets forth the Company’s deposit composition for the past three years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at December 31, 2004. Lower costing savings and transaction accounts totaling $360.5 million comprised approximately 59% of the Company’s deposits at December 31, 2004 (see Exhibit I-13). The proportion of savings and transaction accounts reflects an increase since fiscal 2000 as a result of an increased marketing emphasis on

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these account types, as these accounts are beneficial to the Bank in terms of lower cost liabilities and interest rate risk characteristics. Growth of transaction and savings accounts since year end 2001 has been primarily realized in non-interest bearing demand accounts and regular savings accounts.

The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of December 31, 2004, the CD portfolio totaled $251.3 million or 41.0% of total deposits, including $48.5 million of retirement account (IRA) CDs. At total of $163.2 million, or 64.9% of the CDs were scheduled to mature in one year or less. As of December 31, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $75.2 million or 29.9% of total CDs. The Company currently does not maintain any brokered CDs.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings held by the Company consist primarily of FHLB advances, including short-term and longer-term borrowings, with terms in excess of five years. As of December 31, 2004, the Company maintained $86.7 million of FHLB advances, with a weighted average maturity of 3.7 years and a weighted average rate of 3.53%. The Company also utilizes collateralized repurchase agreements as a funding source, and such borrowings totaled $4.3 million at December 31, 2004. Such borrowed funds carried a weighted average rate of 1.19%. Exhibit I-15 provides further detail of United Financial’s borrowing activities during the past three fiscal years. To the extent borrowings are added by the Company in future periods, FHLB advances would likely continue to be the primary source of borrowings utilized.

Subsidiaries and Other Activities

United Bank is the only subsidiary of United Financial. The only subsidiary of United Bank is UCB Securities, Inc. UCB Securities, Inc. was established in 1998 as a Massachusetts security corporation for the purpose of buying, selling and holding investment securities. The income earned on UCB Securities, Inc.’s investment securities is subject to a lower state tax rate, lowering the Bank’s overall effective tax rate. At December 31, 2004, UCB Securities, Inc. had total assets of $48.2 million, essentially all of which were in investment securities.

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In 2002, United Bank, through an operating division, United Financial Services Group, formed an alliance with Baystate Financial Services, LLC and its registered broker-dealer, New England Securities. This alliance offers United Bank customers a range of investment products and financial planning services, including mutual funds, debt, equity and government securities, insurance products, annuities, financial planning and estate planning. United Bank receives a commission on sales of products to customers.

Legal Proceedings

United Financial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Company.

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II. MARKET AREA

Introduction

The Bank conducts operations in the southern portion of western Massachusetts through its headquarters office location in West Springfield, Massachusetts, and 10 branch offices, with nine branches located in Hampden County and one branch in Hampshire County (see Exhibit II-1 for details of the Bank’s office facilities). These two counties represent the Bank’s primary market area, which is located in part of the “Pioneer Valley” region. The Bank’s remaining business operations are conducted in surrounding areas and counties, including northcentral Connecticut. Hampden County reported a population of approximately 460,000 as of the year 2004, representing an increase from 456,000 as of the 2000 census. The market area is both developed and rural in nature, with a number of population centers operating as economic and demographic centers, primarily in the Connecticut River valley. The major cities and population centers within the Bank’s market area include Springfield, West Springfield, Holyoke, Northampton, Westfield and Chicopee.

The Bank holds a moderate market share of deposits in Hampden County (approximately 9.0%), and thus has some potential for additional growth as the market area deposit base expands. As with the location of the population base, most of these deposits are located in the population centers of the area. United competes with a number of national, regional and locally-based financial institutions, and had the fourth largest market share of deposits in Hampden County as of June 30, 2004. The primary larger financial institution competitors include Sovereign Bank, BankNorth, NA, Westfield Bank, Peoples Bank, Westbank and Woronoco Savings Bank, while the Bank also competes with a number of smaller community banks. In addition, the Bank faces competition from credit unions, mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank’s office locations), demographic

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growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area, and the relative impact on value.

National Economic Factors

The future success of the Bank’s operations is partially dependent upon various national and local economic trends. The economy in general showed signs of accelerating going into the second quarter of 2004, even though first quarter GDP growth increased at a slower than expected 3.9% annual rate. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes. Orders for durable goods also fell in April, while fears of higher interest rates fueled a strong increase in home resales during April. Job growth remained strong in May, including in the manufacturing sector. An additional 248,000 jobs were created in May, bringing the three month total of jobs added to almost one million – the biggest three month increase since 2000. The May unemployment rate remained at 5.6%, as more people entered the labor market looking for work. Despite higher mortgage rates, sales of new and existing homes surged to record highs in May. Consumer spending rose 1.0% in May, which was the largest increase since October 2001. However, orders for durable goods posted an unexpected decline in May, resulting in the first back-to-back month drops in durable goods orders since the end of 2002. The economy showed additional signs of slowing at the end of the second quarter of 2004, as higher energy prices reduced consumer spending. Retail sales, industrial production and housing starts all fell in June. Job growth was also less than anticipated in June and the unemployment rate remained unchanged at 5.6% for the third straight month. The index of leading indicators fell in June for the first time in over a year and second quarter GDP declined to a 3.0% annual growth rate.

Surging oil prices continued to hamper the U.S. economy at the beginning of the third quarter, as employers added just 32,000 jobs in July. Despite modest job growth, the July unemployment rate dropped to 5.5%. A decline in July new home sales and only a modest gain

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in July durable goods orders further suggested that the economy had hit a soft patch. Employment data showed a strengthening jobs market for August, as the 5.4% unemployment rate reported for August was its lowest level since October 2001. Comparatively, other economic data for August generally showed the pace of economic activity continued to decelerate, which included a decline in retail sales and the third straight monthly drop in the index of leading indicators. However, new home sales bounced back in August, rising 9.4% from July. Third quarter GDP rose at a slower than expected 3.7% annual rate, while lower interest rates supported a 3.5% increase in new home sales for September. Job growth was less than anticipated in September, although the unemployment rate remained unchanged at 5.4%.

High oil prices remained as a damper on the economy at the beginning of the fourth quarter, as U.S. manufacturing activity fell to a thirteen month low in October 2004. Consumer confidence also fell in October reflecting concerns over sluggish job growth. However, job growth was strong in October as 337,000 jobs were added, although the national unemployment rate for October ticked up to 5.5% as more people started to look for jobs. Helped by the strong job growth and lower oil prices, consumer confidence rose in November. Notwithstanding the employment gains, the leading economic indicators fell for a fifth straight month in October. Low mortgage rates continued to support strong home sales for October. U.S. job growth for November slowed sharply, although the U.S. unemployment rate for November declined to 5.4%. Economic data at the close of the year generally reflected signs of an improving economy, which included a jump in durable-goods orders in November, the largest increase in December retail sales in five year, December consumer confidence increasing to its best level since the summer and solid job growth in December with the December national unemployment holding steady at 5.4%. Housing starts were also up strongly in December and the leading economic indicators rose in December for the second straight month. However, fourth quarter GDP growth was slower than expected, increasing at a 3.1% annual rate for the quarter.

Economic data for the beginning of the first quarter of 2005 was mixed. The manufacturing sector continued to expand in January 2005 and retail sales continued to contribute to the economy in January. While the January 2005 unemployment rate declined to 5.2%, its lowest rate since 2001, it was mostly attributable to a decline in the number of people looking for jobs as job growth fell below expectations in January. After gaining 0.3% in

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December, the Index of Leading Economic Indicators slipped 0.3% in January. Data for February 2005 was not available as of the date of this appraisal.

In terms of interest rate trends over the past year, an upward trend in interest rates was in effect at the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy pressured bond yields higher through the end of April. Robust job growth in April, combined with rising oil prices, sharpened the sell-off in long-term Treasuries during the first half of May, reflecting increased expectations that the Federal Reserve would raise interest rates soon. Treasury yields eased lower during mid-May, as investors shifted money to the relative safety of bonds in reaction to India’s election results and the assassination of the head of the Iraqi Governing Council. Strong job growth reflected in the May employment data and growing inflation concerns reversed the downward trend in bond yields during the first half of June, with the yield on the 10-year U.S. Treasury note hitting a two year high in mid-June. Bond yields stabilized ahead of the Federal Reserve meeting at the end of June, as only a moderate increase in core consumer prices during May served to subdue concerns of a sharp rise in inflation. The Federal Reserve’s decision to raise its short-term rate from 1.00% to 1.25% provided a boost to bond prices at the close of the second quarter, as the Federal Reserve indicated that it would continue to raise the Federal Funds rate a quarter-point at a time.

Signs of slower economic growth and a smaller than expected increase in June consumer prices served to stabilize interest rates through most of July 2004. Bond yields declined during the first half of August, as higher oil prices slowed the pace of economic expansion. The Federal Reserve raised short-term rates a quarter-point to 1.50% in August and signaled that more increases were in store for 2004, based on expectations that the slowdown in the economy would only be temporary. Interest rates stabilized from mid-August through mid-September, while higher oil prices and only a modest increase in August consumer prices contributed to a rally in bond prices in mid-September. The bond market reacted favorably to the Federal Reserve’s decision to raise the target rate to 1.75% at its September meeting, with the yield on the ten-year U.S. Treasury note edging below 4.0% in late-September. Treasury prices declined slightly at

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the close of the third quarter, which was largely attributed to profit taking and stronger than expected GDP growth reported for the second quarter.

Weaker than expected employment data for September and higher oil prices pushed bond yields lower at the start of the fourth quarter, with the yield on the ten-year U.S. Treasury note edging back below 4.0% in late-October. Treasury yields increased during early-November, on news of stronger than expected job growth for October and a decline in oil prices to a three week low. The Federal Reserve raised the Federal Funds rate a quarter-point to 2.00% as expected at its November meeting, which combined with mixed economic data served to stabilize long term bond yields in mid-November. Lower oil prices and concern about the weak dollar pushed bonds prices lower in late-November. In early-December, bonds rallied on the weaker than expected employment data for November. The positive trend in U.S. Treasuries continued through mid-December, as the Federal Reserve raised its key interest rate target by a quarter point to 2.25% and indicated that it would continue to raise interest rates at a measured pace based on expectations of moderate economic growth and well contained inflation. Treasury yields moved higher at the close of 2004 on news of a surge in consumer confidence during December.

U.S. Treasury yields increased sharply at beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite the generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest by another quarter point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the ten-year Treasury falling below 4% in early-February. Bond yields moved higher in mid-February on inflation concerns and indications of higher interest rates from the Federal Reserve. As of March 4, 2005, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 3.23% and 4.38%, respectively, versus comparable yields of 1.20% and 3.86% at December 31, 2003.

Based on the consensus outlook of 56 economists surveyed by The Wall Street Journal, the U.S. economy for 2005 will see GDP growth of about 3.6%, subdued inflation and only

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slight rises in interest rates. The consensus calls for the Federal Reserve’s short-term target interest rate to rise to 3% by June and to 3.5% by December. The economists expected the yield on 10-year U.S. Treasury notes to rise to more than 5% by year end 2005. Exhibit II-2 provides historical interest rate trends from 1995 through March 4, 2005.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area counties from 2000 to 2004 and projected through 2009, with additional data provided in Exhibit II-3. Data for the nation and the Commonwealth of Massachusetts is included for comparative purposes. The Bank’s market area contained a total population of approximately 614,000 as of 2004. The population base of Hampden County is relatively concentrated in the center section of the county, primarily in the cities of Springfield, West Springfield, Holyoke and Chicopee. Hampden County reported a relatively stable population base in recent years, with annual population growth from 2000 to 2004 at a rate of 0.2%, a rate lower than the state and national averages. Hampshire County, containing a smaller population base of approximately 150,000, is also a relatively slow growth market. These trends for both counties are projected to continue over the next five years through 2009.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank’s business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank’s market area county and reveals that overall, Hampden County has a similar age distribution characteristics as the state and nation. Hampshire County contains a higher proportion of residents aged 15-34 years, due to the presence of a number of universities in the county, including the University of Massachusetts. Examination of another characteristic of the Bank’s market area, median

Table 2.1

United Bank

Summary Demographic/Economic Information

	Year			Growth Rate 2000-04	Growth Rate 2004-2009
	2000	2004	2009
				(%)	(%)
Population(000)
United States	281,422	292,937	307,116	1.0%	0.9%
Massachusetts	6,349	6,447	6,545	0.4%	0.3%
Hampden County	456	460	463	0.2%	0.1%
Hampshire County	152	154	156	0.3%	0.3%

Households(000)
United States	105,480	109,949	115,474	1.0%	1.0%
Massachusetts	2,444	2,495	2,551	0.5%	0.4%
Hampden County	175	178	181	0.4%	0.3%
Hampshire County	56	58	60	0.8%	0.7%

Median Household Income($)
United States	$42,729	$46,475	$51,597	2.1%	2.1%
Massachusetts	50,707	57,033	64,912	3.0%	2.6%
Hampden County	39,914	42,946	47,418	1.8%	2.0%
Hampshire County	46,290	51,048	57,388	2.5%	2.4%

Per Capita Income($)
United States	$21,587	$24,092	$27,309	2.8%	2.5%
Massachusetts	25,952	29,837	34,701	3.5%	3.1%
Hampden County	19,541	21,661	24,471	2.6%	2.5%
Hampshire County	21,685	24,655	28,633	3.3%	3.0%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.

2002 Age Distribution(%)
United States	21.0%	28.0%	29.0%	22.0%
Massachusetts	19.0%	27.0%	31.0%	23.0%
Hampden County	20.0%	27.0%	29.0%	24.0%
Hampshire County	14.0%	35.0%	30.0%	21.0%

	Less Than $25,000	$25,000 to 50,000	$50,000+
2002 HH Income Dist.(%)
United States	26.0%	28.0%	46.0%
Massachusetts	22.0%	22.0%	56.0%
Hampden County	30.0%	27.0%	43.0%
Hampshire County	23.0%	26.0%	51.0%

Source: SNL Financial, LC.

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household income and per capita income, revealed that both market area counties reported income levels lower than state averages, with Hampden County’s income levels lower than both the state and nation. The lower average incomes reflect the impact on the statewide average of the Boston metropolitan area, where income levels can be expected to be higher. The relatively lower income levels indicate the potential for increased levels of financial institution deposits, deposit growth and overall need for financial institution services.

Local Economy

The Pioneer Valley area economy was historically based on agriculture and manufacturing but, similar to many areas of the U.S., has been transferred into a more services oriented economy in the last several decades with employment in most large economic sectors. However, manufacturing maintains a material presence in the area. The Connecticut River, which bisects the region to the north and south, is the physical feature that provided energy for the mill towns of Holyoke and Chicopee, and the productive farmland for the earliest settlers who practiced agriculture. Hampden and Hampshire Counties are linked economically to north-central Connecticut, which also shares the Connecticut River valley, Interstate 91 and Bradley International Airport. Daily commuting patterns of residents include travel between Massachusetts and Connecticut, including into Hartford, the state capital of Connecticut.

The Bank’s market area includes employment in health care, insurance, higher education and manufacturing, and as shown in Table 2.2 below, the largest employers are diversified into several economic areas. As shown in Table 2.3, the Bank’s market area reported the largest proportion of employment in health care, government, trade and manufacturing, indicative of a relatively diversified employment base. Hampden County reported a higher level of manufacturing employment, while Hampshire County reported a higher level of education employment. Overall, however, the employment base of the Bank’s market area was quite similar to the western statewide averages. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

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Table 2.2

Market Area Employers

Company	Industry	Employees
Baystate Health System	Health Care	9,300
University of Massachusetts	Education	4,700
U.S. Postal Service	Government	4,300
MassMutual Financial Group	Insurance	4,000
Big Y Supermarkets	Groceries	3,700
Yankee Candle	Consumer Products	3,000
Sisters of Providence Health System	Health Care	2,800
Cooley Dickenson Hospital	Health Carea	1,700
Hasbro Games/Milton Bradley	Manufacturing	1,600
Verizon	Communications	1,400

Source: Business West, Berkshire Chamber of Commerce.

Table 2.3

Primary Market Area Employment Sectors

(Percent of Labor Force)

Employ. Sectors	Western MA	Hampden Cty.	Hampshire Cty.
Health Care/Social Assist.	15.3%	16.6%	11.9%
Government	16.9	16.5	22.8
Trade	15.7	15.7	16.6
Manufacturing	12.2	12.6	7.1
Arts/Entertainment/Food	9.9	8.6	10.4
Finance/Insur./Real Estate	5.1	6.2	3.2
Educational Services	4.2	2.0	9.9
Prof./Scientific/Mgmt.	4.1	4.3	3.7
Construction	3.7	3.6	3.4
Other	13.1	14.0	11.2

	100.0%	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.4, similar to national trends, unemployment in Massachusetts and the two market area counties has decreased in the last twelve months. While Massachusetts had an unemployment rate below the national average, Hampden County’s rate was above the state average and in line with the national average, an unfavorable sign as it reflects a certain lack of employment opportunities for residents of the area. Hampshire County reported the lowest comparative unemployment rate.

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Table 2.4

Market Area Unemployment Trends

Region	Dec. 2003 Unemployment	Dec. 2004 Unemployment
United States	5.4%	5.1%
Massachusetts	5.4%	4.1%
Hampden County	6.5%	5.0%
Hampshire County	3.8%	3.0%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the Hampden County market in which the Bank operates, United holds a moderate market share of deposits of 9.0% (see Table 2.5). With the current market share, additional deposit growth in the market area may be somewhat achievable, although United competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions. New competitors have also recently entered the market, with a Webster Financial branch schedule to open in 2005 across the street from the main office in West Springfield.

Table 2.5 displays deposit trends for thrifts and commercial banks in Hampden and Hampshire Counties. Since 2000, deposit growth in Massachusetts has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Massachusetts, approximately 63% of all deposits as of the most recent date.

Within Hampden County, the location of ten of the Bank’s offices, United recorded an annualized increase in deposits of 9.1% over the four-year period, while Hampden County recorded a lower deposit growth rate of 4.6%. The Bank was thus able to increase its market share of deposits from 7.6% at June 30, 2000. Commercial banks and savings institutions have approximately equal market share of deposits in Hampden County. In Hampshire County, the Bank has a minimal market share of 0.8% of deposits from its single office location. While recent growth of the Bank’s office has been much higher than the county as a whole, United

Table 2.5

United Bank

Deposit Summary

	As of June 30,						Deposit Growth Rate 2000-2004
	2000			2004
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches
	(Dollars in Thousands)						(%)
State of Massachusetts	$133,949,000	100.0%	1,972	$172,722,000	100.0%	2,115	6.6%
Commercial Banks	$85,554,000	63.9%	951	$108,180,000	62.6%	1,008	6.0%
Savings Institutions	$48,395,000	36.1%	1,021	$64,542,000	37.4%	1,107	7.5%

Hampden County	$5,423,671	100.0%	125	$6,500,429	100.0%	141	4.6%
Commercial Banks	$2,614,680	48.2%	67	$3,221,034	49.6%	81	5.4%
Savings Institutions	$2,808,991	51.8%	58	$3,279,395	50.4%	60	3.9%
United Bank	$412,149	7.6%	9	$583,963	9.0%	10	9.1%

Hampshire County	$1,869,183	34.5%	47	$2,546,035	100.0%	56	8.0%
Commercial Banks	$603,584	11.1%	20	$727,678	28.6%	22	4.8%
Savings Institutions	$1,265,599	23.3%	27	$1,818,357	71.4%	34	9.5%
United Bank	$11,369	0.6%	1	$20,160	0.8%	1	15.4%

Source: FDIC

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remains a small part of the Hampshire County deposit base. The overall large size of the deposit base in both counties does provide the opportunity for local community based financial institutions, such as United, to compete effectively.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank’s market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank and the dollar amount of deposits held in banking institutions in the market area. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in United having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of United Financial operations versus a group of comparable companies (the “Peer Group”) selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of United Financial is provided by these public companies. Factors affecting the Company’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between United Financial and the Peer Group, will then be used as a basis for the valuation of the United Financial to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 27 publicly-traded institutions (those traded on the NYSE, AMEX, or NASDAQ), operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of “second-step” conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for the United Financial valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual

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holding companies for the Company’s Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a second-step conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded thrift institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a “fully-converted” basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group’s reported financial data and

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the financial data of United Financial are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

United Financial Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Massachusetts-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to United Financial. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the asset size of the Company, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size that have been in publicly traded form for at least a year. The asset sizes of the Peer Group companies ranged from $110 million to $1.1 billion. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 147 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the

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Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between United Financial and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between United Financial and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to United Financial, we believe such companies form a good basis for the valuation of United Financial, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (13.93% of assets versus 11.00% for the all public average), generate lower earnings on a return on average assets basis (0.64% ROAA versus 0.76% for the all public average), and generate a lower return on equity (5.11% ROE versus 8.02% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions, both as reported and on a fully-converted basis.

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	All Publicly-Traded		Peer Group Reported Basis		Fully Converted Basis (Pro Forma)
Financial Characteristics (Averages)
Assets ($Mil)	$2,565		$473		$567
Equity/Assets (%)	11.00%		13.93%		24.89%
Return on Assets (%)	0.76		0.64		0.69
Return on Equity (%)	8.02		5.11		2.95

Pricing Ratios (Averages)(1)
Price/Earnings (x)	19.50	x	32.85	x	28.63	x
Price/Book (%)	161.41%		206.89%		96.21%
Price/Assets (%)	17.51		28.26		23.70

(1)	Based on market prices as of March 4, 2005.

The following sections present a comparison of the Company’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for United Financial and the Peer Group. The United Financial and Peer Group ratios reflect balances as of December 31, 2004, unless otherwise indicated for the Peer Group companies. The United Financial net worth base of 8.1% was below the Peer Group’s average net worth ratio of 13.9%. However, the Company’s pro forma capital position will increase with the addition of stock proceeds and will be comparable to or somewhat above the Peer Group’s ratio following the stock offering. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 8.1% and 13.3%, respectively, as goodwill and intangibles maintained by the Company and the Peer Group equaled 0.0% and 0.6% of assets, respectively. The increase in the United Financial pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will also result in a relatively lower return on equity. Both the Company’s and the Peer Group’s capital ratios reflected capital surpluses with respect

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to the regulatory capital requirements, with the Peer Group’s ratios currently exceeding the Company’s ratios. On a pro forma basis, the differences between the Company’s and the Peer Group’s regulatory capital ratios will be less significant.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both United Financial and the Peer Group. The Company’s loans-to-assets ratio of 73.7% was higher than the comparable Peer Group ratio of 54.7%. Comparatively, the Company’s cash and investments-to-assets ratio of 23.8% was lower than the comparable ratio for the Peer Group of 40.1%, as the Company reported lower ratios of mortgage-backed and other investment securities and cash and cash equivalents. Overall, the Company’s interest-earning assets amounted to 97.5% of assets, which exceeded the comparable Peer Group ratio of 94.8%.

The Company’s funding liabilities reflected a funding strategy similar to the Peer Group’s funding composition. The Company’s deposits equaled 79.5% of assets, which was above the comparable Peer Group ratio of 69.8%. Comparatively, borrowings accounted for a higher portion of the Peer Group’s interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 11.8% and 14.1% for United Financial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 91.3% and 83.9%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Company’s ratio of interest-bearing liabilities as a percent of assets will be more comparable to the Peer Group’s ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group maintains a more favorable IEA/IBL ratio than the Company, based on IEA/IBL ratios of 113.0% and 106.8% for the Peer Group and the Company, respectively. The additional capital realized from stock proceeds should serve to provide United Financial with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. The United Financial growth rates are based on growth for the year ended December 31,

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2004, while the Peer Group’s growth rates are based on annual growth for the twelve months ended December 31, 2004 or the most recent period available. United Financial recorded a 4.7% increase in assets, versus asset growth for the Peer Group of 5.6%. Asset growth experienced by the Company was the result of a 16.6% decline in cash and investments and a 14.5% increase in loans. The Peer Group’s asset growth was largely realized through a 7.3% increase in loans, which was supplemented with a 0.6% increase in cash and investments. Following the stock offering, the Company’s growth capacity will be more comparable to the Peer Group’s, as the result of the increase in leverage capacity that will be provided by the infusion of the net stock proceeds.

The Company’s asset growth was funded with a 3.2% increase in deposits and a 12.3% increase in borrowings. Comparatively, deposit growth of 2.6% and a 12.6% increase in borrowings funded the Peer Group’s asset growth. Capital growth rates posted by the Company and the Peer Group equaled 9.1% and 3.3%, respectively. The Company’s higher capital growth rate was achieved through earning a higher return on assets on a relatively lower capital base, while there were other factors that negatively impacted the Peer Group’s capital growth relative to the Company’s capital growth such as dividend payments, stock repurchases and the higher level of capital maintained by the Peer Group. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will initially depress the Company’s capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended December 31, 2004, unless otherwise indicated for the Peer Group companies. United Financial and the Peer Group reported net income to average assets ratios of 0.73% and 0.64%, respectively. A higher level of net interest income and lower operating expenses, offset by somewhat lower non-interest income and higher loss provisions accounted for the Company’s higher return. The Company also maintained an earnings disadvantage with respect to its tax position for the twelve month period.

The Company’s stronger net interest income ratio was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The higher interest income ratio

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was realized through earning a higher yield on interest-earning assets (5.02% versus 4.96% for the Peer Group), which was supported by the Company’s interest-earning asset composition that reflected a higher concentration of loans than maintained by the Peer Group and the Company’s loan portfolio composition that reflected a greater degree of diversification into higher yielding types of loans than maintained by the Peer Group. Interest expense ratios for the Company and the Peer Group equaled 1.60% and 1.69% of average assets, respectively. The Company’s lower interest expense ratio was supported by a lower cost of funds (1.95% versus 2.03% for the Peer Group), reflecting the Company’s lower utilization of borrowings and lower deposit funding costs, offset in part by a higher level of interest-bearing liabilities funding assets. Overall, United Financial and the Peer Group reported net interest income to average assets ratios of 3.25% and 3.02%, respectively.

In another area of core earnings, the Peer Group maintained a higher level of operating expenses than the Company. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.45% and 2.69%, respectively. The Company’s lower operating expense ratio was also evident in the lower number of employees maintained by United Financial in comparison to the Peer Group relative to their respective asset sizes. Assets per full time equivalent employee equaled $4.9 million for the Company and $3.7 million for the Peer Group. On a post-offering basis, the Company’s operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, the Company’s capacity to leverage operating expenses will be comparable to or greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company’s earnings were stronger than the Peer Group’s. Expense coverage ratios posted by United Financial and the Peer Group equaled 1.33x and 1.12x, respectively. An expense

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coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a higher relative contribution to the Peer Group’s earnings, with such income amounting to 0.63% and 0.74% of the Company’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into account in comparing the Company’s and the Peer Group’s earnings, the United Financial efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 63.1% was more favorable than the Peer Group’s efficiency ratio of 71.5%. The Company’s more favorable efficiency ratio was realized through earning a higher level of net interest income and a lower operating expense ratio, which more than offset the Company’s lower non-interest income ratio.

Loan loss provisions had a larger impact on the Company’s earnings, with loss provisions established by United Financial and the Peer Group equaling 0.13% and 0.10% of average assets, respectively. The higher level of loss provisions established by United Financial was consistent with its greater degree of diversification into higher risk types of lending (see Table 3.4), as well as the Company’s higher ratio of total loans-to-assets.

Net gains realized from the sale of assets and net other non-recurring income or expense items were a contributor to the Peer Group’s earnings, with such gains amounting to 0.03% of average assets, while United Financial recorded a net loss on non-recurring items of 0.08% of average asset, primarily due to the write-off of charter conversion related expenses. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Company’s and the Peer Group’s earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Company’s or the Peer Group’s earnings.

Taxes had a larger impact on the Company’s earnings, as the Company recorded an effective tax rate of 40.90% for the twelve month period. Comparatively, the Peer Group had an effective tax rate of 25.20%.

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Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions and investment in mortgage-backed securities. The Company’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (56.0% versus 50.6% for the Peer Group). The Company’s higher ratio was attributable to maintaining a higher concentration of 1-4 family loans relative to the comparable Peer Group ratio. Loans serviced for others represented a similar off-balance sheet item for both, equaling 8.6% of the Peer Group’s assets, while the Company maintained loans serviced for others equal to 7.1% of assets. Both the Peer Group and the United Financial balances of loans serviced for others translated into modest balances of servicing intangibles.

Diversification into higher risk types of lending was more significant for the Company on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for United Financial (16.9% of assets), followed by commercial and industrial loans (7.3% of assets) and construction/land loans (4.8% of assets). The Peer Group’s lending diversification also consisted primarily of commercial real estate/multi-family loans and commercial and industrial loans, with those portfolios equaling 9.7% and 4.0% of assets, respectively, along with construction/land loans (1.7% of assets). Consumer loans accounted for the only lending area where the Peer Group maintained a greater degree of lending diversification than the Peer Group (3.5% of assets versus 2.5% of asset for the Peer Group). The Company’s more significant diversification into higher risk types of loans and higher concentration of assets maintained in loans compared to lower risk-weighted investments translated into a higher risk-weighted assets-to-assets ratio of 69.4%, as compared to the Peer Group’s ratio of 54.0%.

Credit Risk

Overall, the credit risk associated with the Company’s loan portfolio was considered to be similar to the Peer Group’s, as the Company’s somewhat more favorable credit quality measures for non-performing loans was offset by the Company’s more significant diversification into higher risk types of lending. As shown in Table 3.5, the United Financial ratio of non-

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performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.49% versus 0.57% for the Peer Group). Likewise, the United Financial non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was lower than the Peer Group’s ratio (0.66% versus 0.73% for the Peer Group). The Company maintained a lower level of loss reserves as a percent of non-performing loans (152.0% versus 206.1% for the Peer Group), while the Peer Group maintained a higher level of reserves as a percent of loans (1.08% versus 1.00% for the Company). Net loan charge-offs were higher for the Company than the Peer Group on an absolute basis, although such charge-offs were much lower than the Peer Group on a relative basis as a percent of their respective loan balances.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. In terms of balance sheet composition, the United Financial interest rate risk characteristics were considered to be less favorable than the Peer Group’s. Most notably, the Company’s lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. In addition, the Company is currently following a strategy of retaining for portfolio long-term fixed rate mortgage loans secured by 1-4 family residential property. However, a lower level of non-interest earning assets represented an advantage for the Company with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Company with balance sheet interest rate risk characteristics that are more comparable to the Peer Group’s measures.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for United Financial and the Peer Group. In general, the more significant fluctuations in the Company’s ratios implied there was a greater degree of interest rate risk associated with its net interest income compared to the Peer Group’s, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Company’s net interest margin should be enhanced by the

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infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of the United Financial asset base and the proceeds will be substantially deployed into interest-earning assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of United Financial. Such general characteristics as asset size, capital position, the composition of interest-earning assets, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the estimated pro forma market value of United Financial for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in

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Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Company’s operations and financial condition; (2) monitor the Company’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the United Financial value, the market value of the stocks of public MHC institutions, or the United Financial value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

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Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of United Financial coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strength are noted as follows:

•	Overall A/L Composition. Loans funded by retail deposits were the primary components of both the United Financial and the Peer Group’s balance sheets. The Company’s interest-earning asset composition exhibited a higher concentration of loans and the United Financial loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. Overall, in comparison to the Peer Group, the Company’s asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio. The United Financial funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios, which translated in a lower cost of funds for the Company. Overall, as a percent of assets, the Company maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a lower IEA/IBL ratio for the Company. The infusion of stock proceeds will increase the Company’s capital position and, in turn, provide United Financial with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio. At the same time, the composition of the Company’s assets and liabilities will continue to provide for a more favorable interest rate spread than maintained by the Peer Group. For valuation purposes, RP Financial concluded that a slight upward adjustment was warranted for the Company’s overall asset/liability composition.

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•	Credit Quality. The Company maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Loss reserves maintained as a percent of non-performing loans were higher for the Peer Group, and the Peer Group maintained higher reserves as a percent of loans. Net loan charge-offs as a percent of loans were lower for the Company than the Peer Group. As noted above, the Company maintained a higher risk weighted assets-to-assets ratio than the Peer Group, reflecting the Company’s higher loans-to-assets ratio and greater degree of lending diversification into higher risk types of lending. Overall, in comparison to the Peer Group, the Company’s measures imply a similar degree of credit risk exposure and, thus, RP Financial concluded that no adjustment was warranted for the Company’s credit quality.

•	Balance Sheet Liquidity. The Company operated with a lower level of cash and investment securities relative to the Peer Group (23.8% of assets versus 40.1% for the Peer Group). Following the infusion of the stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds will initially be deployed into investments. United Financial’s future borrowing capacity was considered to be slightly greater than the Peer Group’s, in light of the lower level of borrowings maintained by the Company in comparison to the Peer Group. Overall, balance sheet liquidity for the Company and the Peer Group was viewed as adequate, even with the higher ratios maintained by the Peer Group, thus, RP Financial concluded that no adjustment was warranted for the Company’s balance sheet liquidity.

•	Funding Liabilities. The Company’s interest-bearing funding composition reflected a lower level of borrowings compared to deposits, while the Peer Group maintained a higher level of deposits relative to borrowings. The Company’s overall funding composition provided for a lower cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to United Financial’s lower capital position. Following the stock offering, the increase in the Company’s capital position should provide United Financial with a comparable level of interest-bearing liabilities as maintained by the Peer Group. At the same time, the Company’s funding composition can be expected to result in a lower cost of funds than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for United Financial’s funding composition.

•	Capital. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, the United Financial pro forma capital position will be comparable to the Peer Group’s equity-to-assets ratio. The Company’s comparable pro forma capital position will result in similar leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. Overall, RP Financial concluded that no valuation adjustment was warranted for the Company’s pro forma capital position.

On balance, the United Financial balance sheet strength was considered to be similar to the Peer Group’s, as implied by the Company’s asset/liability composition, funding composition,

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liquidity, credit quality and capital ratios. Accordingly, we concluded that no valuation adjustment was warranted for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Company reported higher earnings on an ROAA basis (0.73% of average assets versus 0.64% for the Peer Group). Higher levels of net interest income and lower operating expenses accounted for the Company’s higher return. Lower loss provisions, higher non-interest operating income, net gains on non-operating items and a lower effective tax rate represented earnings advantages for the Peer Group. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded company with shareholders. Overall, the Company’s reported earnings were considered to be more attractive than the Peer Group’s and, thus, RP Financial concluded that a slight upward adjustment was appropriate for the Company’s reported earnings.

•	Core Earnings. The Company’s and the Peer Group’s earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a higher net interest income ratio, a lower operating expense ratio and a lower level of non-interest operating income. The Company’s higher net interest income ratio and lower level of operating expenses translated into an expense coverage ratio that was more favorable than the Peer Group’s ratio (1.33x versus 1.12x for the Peer Group). The United Financial efficiency ratio of 63.1% was also more favorable than the Peer Group’s efficiency ratio of 71.5%. Loss provisions had a slightly larger impact on the Company’s earnings, which was consistent with the Company’s similar credit quality measures and greater diversification into higher risk types of lending. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets will somewhat be negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company’s earnings are somewhat higher than the Peer Group’s core earnings. Therefore, RP Financial concluded that a slight upward adjustment was warranted for the Company’s core earnings.

•	Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated that a slightly higher degree of

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volatility was associated with the Company’s net interest margin. The Peer Group’s stronger capital and IEA/IBL ratios, partially offset by the Company’s lower level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company’s capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group’s ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company’s earnings was comparable to the Peer Group’s earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

•	Credit Risk. Loan loss provisions were a slightly larger factor in the Company’s earnings (0.13% of average assets versus 0.10% of average assets for the Peer Group). Other credit risk measures generally implied the Company’s credit risk exposure was similar to the Peer Group’s, in terms of future exposure to credit quality related losses. Overall, RP Financial concluded that no adjustment was warranted for this factor.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Company’s earnings growth potential with respect to leverage capacity and providing the Company with additional liquidity for purposes of funding loan growth. Opportunities to increase earnings through loan and deposit growth are considered to be somewhat less favorable in the Company’s primary market area, based on the demographic and economic limitations that are associated with the primary market area served by United Financial. Overall, the Company’s earnings growth potential appears to be comparable to the Peer Group’s, and, thus, we concluded that no adjustment was warranted for this factor.

•	Return on Equity. The Company’s estimated pro forma return on assets and pro forma equity ratio is expected to result in a pro forma return on equity that is within the range of the Peer Group’s average return on equity. In view of the similar capital growth rate that will be implied by United Financial’s pro forma ROE, we concluded that no adjustment was warranted for the Company’s ROE.

Overall, a slight upward adjustment was applied for the Company’s profitability, growth and viability of earnings, based on the Company’s more favorable reported earnings, core earnings and similar return on equity.

3.	Asset Growth

United Financial experienced a 4.7% increase in assets during the most recent twelve month period, versus a 5.6% asset growth rate posted by the Peer Group. Asset growth by the Company was the result of a larger increase in loans and a decrease in cash and investments.

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The Peer Group’s asset growth was mostly realized through loan growth, which was supplemented with a slight increase in cash and investments. The Company will realize an increase in its pro forma capital position from the infusion of stock proceeds, which will provide United Financial with comparable leverage capacity as currently maintained by the Peer Group. Accordingly, in light of the recent growth reported by the Company and the characteristics of the market area with respect to supporting loan growth opportunities, we believe that no adjustment was warranted for this factor.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Company’s primary market area is in the Pioneer Valley region of western Massachusetts, with a concentration of 10 offices in Hampden County and one office in Hampshire County. The region served by the Company’s branches continues to transform from a manufacturing based economy to a more services oriented economic base. The moderate economic growth in the primary market area has provided for slow growth demographic trends.

In general the Peer Group companies operate in slower growing markets than served by the Company. The Peer Group companies maintained a stronger competitive position than the Company, as indicated by the higher deposit market share that was maintained by the Peer Group companies on average (17.4% versus 9.0% for the Company). Summary demographic, economic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, December 2004 unemployment rates for the markets served by the Peer Group companies were, in general, higher than Hampden County’s unemployment rate for December 2004. On balance, we concluded that no adjustment was appropriate for the Company’s market area.

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Table 4.1

Market Area Unemployment Rates

United Financial Bancorp, Inc. and the Peer Group Companies(1)

	County	December 2004 Unemployment
United Financial Bancorp, Inc. - MA	Hampden	5.0%

The Peer Group		5.8%

Alliance Bank MHC – PA	Delaware	4.0%
BCSB Bankcorp MHC – MD	Baltimore	4.0
Charter Financial MHC - GA	Troup	6.2
Cheviot Financial Corp. MHC of OH	Hamilton	4.6
Gouverneur Bancorp MHC - NY	St. Lawrence	8.8
Greene Co. Bancorp MHC - NY	Greene	5.0
Jacksonville SB MHC - IL	Morgan	5.8
Oneida Financial MHC – NY	Madison	6.1
Pathfinder Bancorp MHC - NY	Oswego	8.3
Westfield Financial Group MHC - MA	Hampden	5.0

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5.	Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.15% to 3.13%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.23% as of March 4, 2005. As of March 4, 2005, approximately 89% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.36%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

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Our valuation adjustment for dividends for United Financial also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders’ ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation for purposes of the dividend waiver). Accordingly, we believe that to the extent United Financial’s pro forma market value would be influenced by the OTS’ dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

Overall, the Company’s capacity to pay dividends will be similar to the Peer Group’s, as the result of its pro forma earnings level. Accordingly, we concluded that no adjustment was warranted for purposes of the Company’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system. Two of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $14.1 million to $136.1 million as of March 4, 2005, with average and median market values of $47.0 million and $32.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.5 million, with average and median shares outstanding of 2.2 million and 1.6 million, respectively. The Company’s minority stock offering is expected to have a pro forma market value that is above the Peer Group average and median, while public shares outstanding for the Company is expected to be above the upper end of the range of shares outstanding maintained by the individual Peer Group companies. It is anticipated that the Company’s stock

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will be listed for trading on the NASDAQ National Market system following the stock offering. Overall, we anticipate that the Company’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks generally declined during the first half of March 2004, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in-early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market

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produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The Dow Jones Industrial Average (“DJIA”) closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward trend in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September, based on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for

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October extended the stock market rally into mid-November, as the DJIA hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the DJIA move to a three and one-half year high.

The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve’s quarter point rate increase contained no surprises, oil prices declined and January retail sale beat expectations. Stock prices continued their climb in late February and early March 2005, as positive job creation figures and economic growth data led to a more positive outlook for the reset of the year. This outlook was tempered by the increase in the cost of a barrel of oil to over $53.00 in the first week in March, leading to some uncertainty about the potential impact. As an indication of the general trends in the nation’s stock markets over the past year, as of March 4, 2005, the DJIA closed at 10940.6, an increase of 5.6% from December 31, 2003 and an increase of 1.5% year-to-date. As of March 4, 2005, the NASDAQ closed at 2070.6, an increase of 3.4% from December 31, 2003 and a decline of 4.8% year-to-date. The Standard & Poors 500 Index closed at 1222.1 on March 4, 2005, an increase of 9.9% from December 31, 2003 and an increase of 0.8% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. Thrift issues generally experienced some selling pressure during the first half of March 2004, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

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Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector higher in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual’s 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks

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moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve’s indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well.

The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February, but then eased slightly in mid-February and into early March 2005 on concerns about higher interest rates. On March 4, 2005, the SNL Index for all publicly-traded thrifts closed at 1,589.6, an increase of 7.2% from December 31, 2003 and a decline of 1.0% for year-to-date 2005. The SNL MHC Index closed at 2,904.9 on March 4, 2005, an increase of 0.5% from one year ago and a decline of 0.8% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting mutual thrift will result in a discount to book value

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whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in the most recent three month period have generally been well received, with most offerings being oversubscribed. As shown in Table 4.2, one full conversion and ten mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the ten recent MHC offerings equaled 85.6%. On average, these recent MHC offerings reflected price appreciation of 11.1% after the first week of trading. However, of the five MHC transactions closed in 2005, three have traded below their initial share prices at some point following the offering and two remained below their initial prices at March 4, 2005. This data suggests the potential cooling of interest in MHC offerings on a go-forward basis.

There are no current pricing multiples of recent fully-converted companies that trade on NASDAQ or an Exchange, as the Royal Financial stock is traded on the OTC Bulletin Board.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on the United Financial stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were ten Massachusetts thrift acquisitions completed from January 1, 2003 through year-to-date 2005, and there are currently two pending acquisitions of Massachusetts savings institutions. To the extent that acquisition speculation may impact the Company’s valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence the United Financial trading price.

* * * * * * * * * * *

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In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The United Financial management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the United Financial Board of Directors and senior management. The Company has the resources to develop a fairly board management team, given its asset size, and management and the Board have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings bank operating in the MHC form of ownership, the Bank will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. There was one difference noted between United Financial and one Peer Group company operating under the FDIC regulatory policy. This difference relates to the treatment of dividend waivers (see the discussion above for “Dividends”). Since this factor was already accounted for in the “Dividends” section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

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Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3

United Financial Bancorp, Inc.

Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs that facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes.

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Using the per-share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in United Financial as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community’s evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the United Financial to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing

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the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the United Financial prospectus for the Foundation, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in the United Financial prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company’s full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to include the sale of all shares by the marketing firm.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

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The Company will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of March 4, 2005, the pro forma market value of United Financial’s full conversion offering, inclusive of the shares to be issued to the Foundation, equaled $153,061,220 at the midpoint, equal to 15,306,122 shares at $10.00 per share.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled $5,528,000 for the twelve months ended December 31, 2004. In deriving United Financial’s core earnings, the adjustment made to reported earnings including eliminating net gains on the sale of investments and loans, which equaled $81,000 for the twelve months ended December 31, 2004. We also eliminated the charter conversion expense incurred in 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 40% for the gains or losses eliminated, the Company’s core earnings were determined to equal $5,862,000 for the twelve months ended December 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 4.5

United Financial Bancorp, Inc.

Derivation of Estimated Core Net Income

Amount
($000)
Net income – Fiscal Year Ended 12/04	$5,528
Deduct: Gains on sale of investments and loans (1)	(81)
Addback: non-recurring charter conversion Expenses	415

Estimated core net income	$5,862

(1)	Tax effected at 40%.

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Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples (fully-converted basis) at the $153.1 million midpoint value equaled 27.93 times and 26.32 times, respectively, which provided for discounts of 2.4% and 10.7% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis) of 28.63 times and 29.47 times, respectively (see Table 4.6). The implied discounts reflected in the Company’s pro forma P/E multiples take into consideration the Company’s pro forma P/B and P/A ratios.

On an MHC reported basis, the Company’s reported and core P/E multiples at the midpoint value of $153.1 million and the indicated minority stock offering equaled 28.22 times and 26.59 times, respectively. The Company’s reported and core P/E multiples provided for discounts of 14.1% and 9.2% relative to the Peer Group’s average reported and core P/E multiples of 32.85 times and 29.29 times, respectively. The Company’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.7, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio (fully-converted basis), to the United Financial pro forma book value (fully-converted basis). Based on the $153.1 million midpoint valuation, the United Financial pro forma P/B and P/TB ratios equaled 79.46%. In comparison to the average P/B and P/TB ratios for the Peer Group of 96.21% and 99.88%, these pro forma ratios reflected a discount of 17.4% on a P/B basis and a discount of 20.4% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments and the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. Moreover, should the offering close at the supermaximum valuation, the resulting discount under the P/TB approach would narrow to 13.8% and a premium under the core P/E approach would result equal to 18.3%. In light of recent trends in the new issue market, where most recent offerings have closed at the super range maximums and recent aftermarket trades have been relatively muted, we concluded that the

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resulting discount and premium under the P/TB and core P/E approaches were appropriate measures of value should the offering indeed oversubscribe.

On an MHC reported basis, the Company’s P/B and P/TB ratios at the $153.1 million midpoint value and the indicated minority stock offering equaled 126.20%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 206.89% and 222.85%, respectively, the United Financial ratios were discounted by 39.0% on a P/B basis and 43.4% on a P/TB basis. At the supermaximum valuation of $202.4 million, the Company’s P/B and P/TB ratios on an MHC reported basis equaled 143.89%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the supermaximum valuation reflected discounts of 30.5% and 35.4%, respectively.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, the United Financial full conversion value equaled 16.96% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 23.70%, which implies a discount of 28.4% has been applied to the Company’s pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, the United Financial pro forma P/A ratio at the $153.1 million midpoint value and the minority stock offering equaled 18.42%. In comparison to the Peer Group’s average P/A ratio of 28.26%, the pro forma P/A ratio indicated a discount of 34.9%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this

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analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The ten recently completed MHC offerings closed at an average price/tangible book ratio of 85.6% (fully-converted basis) and, on average, appreciated 11.1% during the first week of trading. In comparison, the Company’s P/TB ratio of 79.46% at the midpoint value reflects an implied discount of 7.2% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Company’s P/TB ratio of 86.1% reflected an implied premium of 0.6% relative to the average closing P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the five recent MHC offerings which are quoted on NASDAQ, equaled 96.1%, based on closing market prices as of March 4, 2005. In comparison to the current P/TB ratio of these publicly-traded MHC offerings, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 17.3% and at the top of the supermaximum valuation the discount narrows to 10.4%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 4, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares issued publicly as well as to the Foundation and the MHC, equaled $153,061,220 at the midpoint, equal to 15,306,122 shares offered at a per share value of $10.00. The valuation conclusion takes into account the dilutive impact of the contribution to the Foundation, with stock equal to 2.00% of the pro forma shares outstanding and the balance of the contribution comprised of $150,000 cash.

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $130,102,040 and a maximum value of $176,020,400. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 13,010,204 at the minimum and 17,602,040 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $202,423,470 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 20,242,347. The Board of Directors has established a public offering range such that the public ownership of

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the Company will constitute a 44.59% ownership interest, excluding the shares issued to the Foundation. Accordingly, the offering to the public of the minority stock will equal $58,012,500 at the minimum, $68,250,000 at the midpoint, $78,487,500 at the maximum and $90,260,630 at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2% of the total shares to be outstanding, the public ownership of shares will represent 46.59% of the shares issued throughout the valuation range The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.6 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.7 and are detailed in Exhibits IV-10 and IV-11.

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LIST OF EXHIBITS

Exhibit Number	Description

I-1	Map of Office Locations

I-2	Audited Financial Statements

I-3	Key Operating Ratios

I-4	Investment Portfolio Composition

I-5	Yields and Costs

I-6	Loan Loss Allowance Activity

I-7	NPV Table

I-8	Fixed Rate and Adjustable Rate Loans

I-9	Loan Portfolio Composition

I-10	Contractual Maturity By Loan Type

I-11	Loan Originations, Purchases and Sales

I-12	Non-Performing Assets

I-13	Deposit Composition

I-14	CD Interest Rates and Maturity Schedule

I-15	Borrowing Activity

II-1	Description of Office Facilities

II-2	Historical Interest Rates

II-3	Demographic Data in the Primary Market Area

II-4	Economic Data in the Primary Market Area

RP Financial, LC.

LIST OF EXHIBITS (continued)

III-1	General Characteristics of Publicly-Traded Institutions

III-2	Public Market Pricing of MHC Institutions

III-3	Peer Group Market Area Comparative Analysis

IV-1	Stock Prices: As of March 4, 2005

IV-2	Historical Stock Price Indices

IV-3	Historical Thrift Stock Indices

IV-4	Market Area Acquisition Activity

IV-5	Director and Senior Management Summary Resumes

IV-6	Pro Forma Regulatory Capital Ratios

IV-7	Pro Forma Analysis Sheets – Full Conversion Basis

IV-8	Pro Forma Effect of Conversion Proceeds – Full Conversion Basis

IV-9	Peer Group Core Earnings Analysis

IV-10	Pro Forma Analysis Sheets – MHC Conversion Basis

IV-11	Pro Forma Effect of Conversion Proceeds – MHC Conversion Basis

V-1	Firm Qualifications Statement

EXHIBITS

EXHIBIT I-1

United Financial Bancorp, Inc.

Map of Office Locations

EXHIBIT I-2

United Financial Bancorp, Inc.

Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

United Financial Bancorp, Inc.

Key Operating Ratios

EXHIBIT I-4

United Financial Bancorp, Inc.

Investment Portfolio Composition

EXHIBIT I-5

United Financial Bancorp, Inc.

Yields and Costs

EXHIBIT I-5 (continued)

United Financial Bancorp, Inc.

Yields and Costs

EXHIBIT I-6

United Financial Bancorp, Inc.

Loan Loss Allowance Activity

EXHIBIT I-6 (continued)

United Financial Bancorp, Inc.

Loan Loss Allowance Activity

EXHIBIT I-7

United Financial Bancorp, Inc.

NPV Table

EXHIBIT I-8

United Financial Bancorp, Inc.

Fixed Rate and Adjustable Rate Loans

EXHIBIT I-9

United Financial Bancorp, Inc.

Loan Portfolio Composition

EXHIBIT I-9 (continued)

United Financial Bancorp, Inc.

Loan Portfolio Composition

EXHIBIT I-10

United Financial Bancorp, Inc.

Contractual Maturity By Loan Type

EXHIBIT I-11

United Financial Bancorp, Inc.

Loan Originations, Purchases and Sales

EXHIBIT I-12

United Financial Bancorp, Inc.

Non-Performing Assets

EXHIBIT I-13

United Financial Bancorp, Inc.

Deposit Composition

EXHIBIT I-14

United Financial Bancorp, Inc.

CD Portfolio Rate and Maturity Schedule

EXHIBIT I-15

United Financial Bancorp, Inc.

Borrowing Activity

United Financial Bancorp, Inc.

Director and Senior Management Summary Resumes (continued)

Source: United Financial Bancorp, Inc.’s prospectus.

Source: SNL Financial

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

Source: United Financial Bancorp, Inc.’s prospectus.

EXHIBIT II-1

Description of Office Facilities

EXHIBIT II-2

Historical Interest Rates

EXHIBIT II-3

Demographic Data in the Primary Market Area

EXHIBIT II-4

Economic Trends in the Primary Market Area

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

EXHIBIT III-2

Public Market Pricing of MHC Institutions

EXHIBIT III-3

Public Market Pricing of Midwest Institutions

EXHIBIT III-3

Peer Group Market Area Comparative Analysis

EXHIBIT IV-1

Stock Prices:

As of March 4, 2005

EXHIBIT IV-2

Historical Stock Price Indices

EXHIBIT IV-3

Historical Thrift Stock Indices

EXHIBIT IV-4

Market Area Acquisition Activity

EXHIBIT IV-5

United Financial Bancorp, Inc.

Director and Senior Management Summary Resumes

EXHIBIT IV-6

United Financial Bancorp, Inc.

Pro Forma Regulatory Capital Ratios

EXHIBIT IV-7

United Financial Bancorp, Inc.

Pro Forma Analysis Sheet – Full Conversion Basis

EXHIBIT IV-8

United Financial Bancorp, Inc.

Pro Forma Effect of Conversion Proceeds – Full Conversion Basis

EXHIBIT IV-9

Peer Group Core Earnings Analysis

EXHIBIT IV-10

United Financial Bancorp, Inc.

Pro Forma Analysis Sheet – MHC Conversion Basis

EXHIBIT IV-8

United Financial Bancorp, Inc.

Pro Forma Effect of Conversion Proceeds – MHC Conversion Basis

EXHIBIT V-1

RP Financial, LC.

Firm Qualifications Statement